CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Jarek Jakubek, residing in Vancouver, British Columbia, Canada do hereby certify that:

1)	I am a Corporate Consultant (Mining) with SRK Consulting (Canada) Inc., 2200 - 1066 West Hastings Street, Vancouver, B.C., Canada;

2)	I am a graduate of the Mining University in Ostrava, Czech Republic with a MSc. in Mining Geology (1984). I have practiced my profession continuously since 1984 and I have 32 years’ experience in mining. I have been involved in project management, mine design, due diligence studies, geological and geotechnical modeling around the world. I have direct operational experience from caving mines in Canada and have been involved in caving or sublevel caving mines studies in Canada, the United States, Chile, South Africa, Australia, Indonesia, Papua New Guinea, China, Kazakhstan and Mongolia. As a result of my experience and qualifications, I am a Qualified Person as defined in
NI 43-101;

3)	I am a registered Chartered Engineer (No 509147) and member of the Institute of Materials, Minerals and Mining in the United Kingdom;

4)	I have personally inspected the subject project on 20 June 2017;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of this report and responsible for sections 4.1, 4.2, 14, 15.1, 15.2, 15.3, 15.4, 15.5, 15.5.1, 15.5.5, 15.5.6, 15.6, 24.2 and 25.2 as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Vancouver, British Columbia, Canada.

“original signed”

Jarek Jakubec, CEng MIMMM Corporate Consultant (Mining) SRK Consulting (Canada) Inc.